MOXEY
2022 Report

Dear investors,

This past year has seen great progress in the development of many of our ideas for both growth and currency health. The first initiative, FlashCash, was implemented in several of our communities over this past year. This initiative provides high referral incentive to current members to refer new businesses to Moxey. In conjunction with FlashCash, our Community Fee program has provided incentive for members who tend to hold their Moxey dollars, to start to spend them back into the network, thereby reducing stagnant currency (the major factor in unhealthy currency in a retail barter exchange setting).

We need your help!

Your investment has allowed us to redevelop much of our software and to begin to grow the communities already started, some by significant measures. However, that investment has not been enough for us to add new communities. Raising investment is a long, slow process. It is challenging to quickly explain Moxey to VC firms who often want to understand in a 30 second elevator pitch. We're picking up momentum, but personal introductions go a long way. A great way to help us, is to make an introduction to Seed Funds that are focused on FinTech and/or marketplace investments. You can also help by identifying companies who would be a great fit for the Moxey network.

Sincerely,

Warren Sager
Board member

Charlie Davis
Ceo

Chip Davis
Founder & Executive Vice President

Our Mission

Our first goal is to grow from 1.5 million in monthly volume to 100 million across the Southeastern U.S. Within five years we hope to have achieved this growth in the US and started launching Moxey communities around the world. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A-


The Good

We successfully tested and implemented both accelerated growth and currency health strategies in many of the Moxey communities.

Our flagship Moxey community, which has fully implemented these growth strategies, has shown 88% year-over-year revenue growth.

Our software redesign continues to do well, giving our users an easier experience and directing commerce where it is most needed.


The Bad

We still have a few of our legacy communities who are slow to sign on to our growth and currency health initiatives. Change is hard.

Have not yet raised the resources needed to rapidly expand into new markets.

We have not yet had success with our licensee model to expand into new areas.

2022 At a Glance
January 1 to December 31

$1,679,223 +7%
Revenue

-$812,856
Net Loss

$411,026 +88%
Short Term Debt

$303,509
Raised in 2022

$107,752
Cash on Hand
As of 04/20/23

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Community Currency built to help small businesses grow

Local business owners are often treated unfairly. They are the backbone of the American economy but too often the game is rigged to benefit large corporations and massive financial interests. Moxey levels the playing field and helps local business get better access to credit and markets.

Moxey 1) helps local businesses sell more products and services and 2) extends credit to the participating companies and their employees. The Moxey network is built upon an advanced version of barter.

Our first goal is to grow from 1.5 million in monthly volume to 100 million across the Southeastern US. Within five years we hope to have achieved this growth in the US and started launching Moxey communities around the world. These projections cannot be guaranteed.

Milestones

TRADEAUTHORITY LLC was incorporated in the State of Louisiana in April 2010.

Since then, we have:

- Used by 3,000+ local businesses in 16 cities
- Enables business owners to get new customers & better access to capital
- Robust network with over $193 million in sales of local goods & services
- A community currency that is as easy to use as a credit card or bank account
- Reliable recurring revenue model with a robust growth plan behind it
- Founder has previously built successful FinTech, EdTech, and Digital Marketing companies
- FinTech is one of the fastest growing sectors - 2021 adoption rate of 88% up from 16% in 2015

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $1,679,223 compared to the year ended December 31, 2021, when the Company had revenues of $1,571,985. Our gross margin was 20.08% in fiscal year 2022, compared to 16.51% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $397,257, including $240,742 in cash. As of December 31, 2021, the Company had $678,107 in total assets, including $447,787 in cash.
- *Net Loss*. The Company has had net losses of $812,856 and net losses of $555,575 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $537,297 for the fiscal year ended December 31, 2022 and $1,356,352 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,060,280 in debt and $998,080 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

TRADEAUTHORITY LLC cash in hand is $107,752, as of April 2023. Over the last three months, revenues have averaged $133,872/month, cost of goods sold has averaged $104,046/month, and operational expenses have averaged $183,082/month, for an average burn rate of $153,256 per month. Our intent is to be profitable in 36 months.

We have increased revenue from our core legacy community in Baton Rouge, and parted ways with a large underperforming community in New Orleans. We will soon be launching new communities in the New Orleans area that are directly owned and managed by Moxey.

Our revenue and expenses will be fairly stable over the next 3-6 months. We're gearing up for a new expansion push and will be consistent until we begin to launch new communities. We hope to complete a new funding round within the next 6 months.

We are not profitable and don't intend to be profitable in the short term. Like most companies in a scaling posture, we intend to aggressively reinvest and grow at a fast but healthy rate. One of our goals is to quickly link communities together, creating strong network externalities and a moat to fend off any potential competitors. This will create a dynamic business that generates enough cash to give us the option to become profitable or to reinvest into more growth.

We've reduced our US cash (not including Moxey expenses) burn down to approximately $15,000 per month. We're working with several VC firms and anticipate closing a new round within 6 months.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -48% Gross Margin: 20% Return on Assets: -205% Earnings per Share: -$885.46 Revenue per Employee: $559,741 Cash to Assets: 61% Revenue to Receivables: 98,258% Debt Ratio: 135%

2022_GAAP_Financials.pdf

TradeAuthority_2021_Audited_Financial_Statements_with_2020-19_Restatement_v2.pdf

We ❤ Our 561 Investors

Thank You For Believing In Us

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Thank You!

From the Moxey Team



Charlie Davis
President



Chip Davis
Founder & Executive Vice President



Warren Sager
VP of Operations



Jack Heaton
Chief Technology Officer

A decade working as a healthcare technology consultant with a focus on finance and compliance. Jack of all trades developer.



Aimee Supp
VP of Sales & Marketing

Developed global sales teams. Led strategic marketing initiatives on multiple continents. Spent the past five years on growth strategies for mutual credit networks. 20 years of relationship management. Lead with heart, take the long view.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Charlie Davis	President @ Moxey	2017
Chip Davis	Business operations @ Moxey	2010
Patrick Martin	VP of real estate @ LSU	2020
Abhay Patel	Managing Director @ Butler Snow LLP	2020
Warren Sager	Business operations @ Moxey	2010

Officers

OFFICER	TITLE	JOINED
Charlie Davis		2017
Chip Davis		2010
Warren Sager		2010

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Charlie Davis	290,000 10,000 Class A units and 280,000 Class B units	34.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2012	$273,500	Common Stock	Regulation D, Rule 506(c)

07/2012	$15,500	Common Stock	Regulation D, Rule 506(c)
07/2012	$71,000	Common Stock	Regulation D, Rule 506(c)
01/2018	$7,500	Common Stock	Regulation D, Rule 506(c)
01/2018	$50,000	Common Stock	Regulation D, Rule 506(c)
01/2018	$117,500	Common Stock	Regulation D, Rule 506(c)
01/2018	$37,500	Common Stock	Regulation D, Rule 506(c)
01/2018	$37,500	Common Stock	Regulation D, Rule 506(c)
07/2018	$17,750	Common Stock	Regulation D, Rule 506(c)
12/2018	$286,750		Other
02/2019	$150,000		Other
04/2019	$17,625	Common Stock	Regulation D, Rule 506(c)
04/2019	$17,625	Common Stock	Regulation D, Rule 506(c)
04/2019	$60,000	Common Stock	Regulation D, Rule 506(c)
10/2019	$45,000		Other
12/2019	$182,000		Other
04/2020	$19,900		Section 4(a)(2)
12/2020	$210,375		Section 4(a)(2)
01/2021	$16,755		Section 4(a)(2)
05/2021	$602,879		4(a)(6)
12/2021	$275,080	Class Cf Units	Section 4(a)(2)
12/2021	$92,000		Other
12/2021	$27,000		Other
12/2021	$4,500		Other
11/2022	$154,009		4(a)(6)
12/2022	$6,000		Other
12/2022	$20,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
Charlie Davis and Warren Sager	12/31/2018	$286,750	$286,750	0.0%	12/31/2021	Yes
Moxey Bucks LLC	02/28/2019	$150,000	$0	10.0%	02/28/2023	
John Roberts, Mickal Adler	10/10/2019	$45,000	$0	0.0%	12/31/2026	Yes
Charlie Davis and Warren Sager	12/31/2019	$182,000	$182,000	0.0%	12/31/2026	Yes
SBA	04/10/2020	$19,900	$0	1.0%	04/10/2022	
Warren Sager and Charlie Davis	12/10/2020	$210,375	$210,375	0.0%		Yes
SBA	01/10/2021	$16,755	$0	1.0%	01/10/2023	Yes
Charlie Davis	12/31/2021	$92,000	$92,000	0.0%		Yes
Warren Sager	12/31/2021	$27,000	$27,000	0.0%		Yes
Aimee Supp	12/31/2021	$4,500	$4,500	0.0%		Yes
Aimee Supp	12/31/2022	$6,000	$6,000	0.0%		Yes
Warren Sager	12/31/2022	$20,000	$20,000	0.0%		Yes

Related Party Transactions

TradeAuthority, LLC entered into a consulting agreement with a TradeAuthority, LLC officer and unitholder to manage the Company. The agreement calls for monthly payments of $4,375 in Moxey dollars and $4,375 in USD.

TradeAuthority, LLC entered into a second agreement with an entity controlled by TradeAuthority, LLC's chief executive officer and shareholder. The terms call for monthly payments of $8,750 in Moxey dollars and $8,750 in USD.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class Cf Units	950,000	105,189	No
Class B Units	950,000	743,859	Yes
Class A Units	100,000	70,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Ongoing and potential litigation. The company may from time to time be involved with litigation as either a plaintiff or as a defendant. Litigation could possibly lead to unforeseen expenses, loss of revenue, loss of focus and/or other potentially serious negative consequences. The company is currently in litigation as a defendant due to a lawsuit concerning the Crescent City Trade Exchange (CCTE). CCTE was an affiliated trade exchange that the company terminated its relationship with.

Our people are our most important asset. Currently, our team is all on a contract basis. If we lose our key staff, we may have difficulty continuing our business as anticipated. The company's future success depends on the continued services and performances of key management, consultants and advisors. Our future success may further depend on the company's ability to attract and retain additional key personnel and third party contractual relationships. If the company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Data Loss and Business Interruption: If the Company's systems are disrupted or fail for any reason, including Internet or systems failure, or if the Company's systems are infiltrated by unauthorized persons, both the Company and its clients could experience data loss, financial loss, harm to reputation, or significant business interruption. The Company may be required to incur significant costs to protect against damage caused by disruptions or security breaches in the future. Such events may expose the Company to unexpected liability, litigation, regulatory investigation and penalties, loss of clients' business, unfavorable impact to business reputation, and there could be a material adverse effect on the Company's business and results of operations.

The cost of acquiring new clients may be higher than anticipated. The Company has acquired new clients through referrals. As we accelerate our growth we will need to use other methods of client acquisition. Each acquisition method has different associated anticipated costs. If client acquisition costs are higher than anticipated, it will significantly affect the Company's profitability.

You should carefully consider the risks and uncertainties described below and the other information in the Offering Statement before deciding whether to invest. Additional risks and uncertainties not presently known to the Issuer (sometimes referred to as the "Company") or that the Company currently deems immaterial may also impair the Company's business operations and your investment. The occurrence of any of the following risks could materially adversely affect the Company's business, reputation, financial performance and value.

Need for Additional Capital. The Company will likely require additional capital in the future. There are no assurances that the Company will be able to raise additional capital and therefore the Company may not be able to execute its business plan. It is possible that subsequent capital raises will significantly dilute the ownership of the existing members or be on terms that are not favorable to the existing owners.

Covid 19 and the sequential forced business closings have negatively impacted the company. The company could be further impacted if business closings are increased in the future.

Government/Policy/Regulatory; Market Changes. The Company's performance could be adversely affected by changes in the market generally or specifically for the Company's products and services or by changes in governmental policy and regulation. As mentioned above, the actions of competitors could negatively impact the Company. General economic risks as well as fallout from the ongoing Covid-19 pandemic or other national emergencies could negatively affect the Company. In the event the market for the products and services the Company provides declines, the Company could suffer losses.

No Guarantee of Growth. No assurances can be given regarding the Company's ability to grow the revenues and earnings of the Company. The growth of the Company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the Company's plans for the development and commercialization of the Company's product(s) and services, it will be necessary to recruit and retain qualified management and personnel across a wide range of operational, sales, and financial capabilities. Competition for executive and key personnel is intense. The Company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the Company's operations geographically may lead to significant costs and

may divert the Company's management and business development resources. Any inability to manage the Company's growth or complications involving the management of the Company's growth could delay the execution of the Company's business plan or disrupt the Company's operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Very Early Stage. The Company is in the very early stage of operations. The Company may experience operating losses and negative cash flow in the foreseeable future. The Company's future profitability depends on generating and sustaining high revenue growth while maintaining reasonable expense levels and cash flow requirements. Lack of revenues, or slower revenue growth than anticipated or operating expenses exceeding expectations would harm the Company's business. If the Company achieves profitability, there is no certainty that the Company would be able to sustain or increase profitability in the future.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

TRADEAUTHORITY LLC

- Louisiana Limited Liability Company
- Organized April 2010
- 3 employees

4137 S Sherwood Forest Blvd
Suite 120
Baton Rouge LA 70816

http://www.MoxeyUSA.com

Business Description

Refer to the Moxey profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Moxey is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.